March 19, 2008

By EDGAR Electronic Transmission

and Fax

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Form 10-K for the fiscal year ended May 27, 2007
Schedule 14A filed on August 6, 2007
File No. 001-13666

Dear Ms. Cvrkel:

We are replying to your letter dated March 5, 2008 (“Second Comment Letter”) that responded to our letter of January 31, 2008 regarding your comments on the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 27, 2007 and the Schedule 14A filed on August 6, 2007. We appreciate the Staff’s comments. The numbered paragraph in this letter corresponds to the sole numbered paragraph of your Second Comment Letter. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Schedule 14A filed on August 6, 2007

Annual Cash Incentive, page 28

1.	We note your response to prior comment 3. Please either confirm that you will disclose all performance targets in future filings or provide at this time the basis for your belief that the targets may be omitted. To the extent you believe that disclosure of the targets would result in competitive harm, we request that you tell us with specificity how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

The annual cash incentive for our named executive officers under our Management and Professional Incentive Plan (“MIP”) is discussed on pages 28-30 of our Schedule 14A filed on August 6, 2007 (“Proxy Statement”). We indicate that the annual incentive award is determined by three factors:

•	the targeted award for the employee, as measured by actual salary earned and a normal incentive percentage, which varies by position and level;

•	the overall rating for the business unit(s) most closely aligned with the employee’s responsibilities; and

•	an individual rating that reflects the employee’s performance during the fiscal year.

We also indicate that the business unit ratings are determined by performance against projected goals for sales growth and operating profit growth or, in the case of corporate employees, sales growth and earnings per share (EPS) growth, with sales growth receiving a 30% weight and EPS or operating profit growth receiving a 70% weight. We provide a table showing the minimum, target and maximum MIP annual incentives for each named executive officer, expressed as a percentage of base salary earned in the fiscal year. We indicate that fiscal 2007 EPS and sales growth at the Company, and operating profit and sales growth at the Olive Garden operating unit, were below expectations, and therefore the business unit ratings for the Company and Olive Garden for the named executive officers were below target. We also indicate that individual performance ratings were recommended by the named executive officer’s manager and approved by the Compensation Committee or, in the case of the Chief Executive Officer and other employee directors, recommended by the Compensation Committee and approved by the independent directors on the Board.

Sales growth and EPS are both key drivers of the Company’s stock price and are followed closely by the investment community. While the Company currently provides guidance regarding its sales growth and EPS growth for the current fiscal year, expressed as a range, the targeted sales and EPS growth for purposes of the MIP are not the same as the guidance that the Company releases to the investment community. For example, the Company might indicate to the investment community that it expects EPS growth for the fiscal year in the range of 7 to 9 percent, while the EPS performance target for compensation purposes might be a specific number on the high or low end of that range, or possibly somewhat outside that range if the compensation target is a “stretch” goal. If the sales and EPS performance targets under the MIP are included in the Company’s proxy statement, they would need to be accompanied by detailed explanations that they are not given for purposes of analyzing an investment, and could differ from projections made by the Company in other contexts. We believe this situation could cause confusion for both shareholders reading the proxy statement and investors analyzing the value of the Company’s stock. It also could harm the Company if readers disregard the cautionary explanation and treat the compensation target as the “true” indication of the Company’s expected results, so that results falling below the compensation target are viewed as disappointing even if they fall well within the range guidance provided to the investment community. The Company also does not provide guidance to the investment community regarding operating profit for individual operating units. We do not believe it would be in the best interest of the Company’s shareholders to include operating profit projections in the Proxy Statement when doing so would conflict with the Company’s judgment as to which financial measures are appropriate for release to the public and can be projected with a reasonable degree of accuracy. Operating profit also does not directly equate to EPS, and any attempt to correlate the two would need to consider many factors for each of the Company’s multiple business units in order to be meaningful. In all cases, the Company believes that, when disclosed, financial projections should be accompanied by appropriate warnings and qualifications, including the forward looking statement disclaimer that appears in all Company press releases that include projections, and the inclusion of such warnings in the Proxy Statement would add further confusion to the disclosure.

To the extent that our MIP-related sales and EPS targets differ from the sales and EPS guidance that is disclosed to the investment community, those targets, and the operating profit targets for individual business units which are not released to the analyst community, are confidential financial information, the disclosure of which would cause substantial competitive harm to the Company. When the Compensation Committee establishes the minimum, target and maximum performance measures, it does so based on the Company’s budgets and projections for the coming year, which the Company has always maintained as confidential. The targets themselves are also highly sensitive and should remain confidential because our business is highly competitive from both an operational and personnel perspective. Disclosure of these targets would provide our competitors with direct insight into compensation practices for our key employees, and allow them to adjust their own compensation structure to recruit our talented employees, making us susceptible to losing these key personnel. After such a loss, the Company could incur additional costs by offering additional incentive awards to remaining key employees to deter their departure and provide compensation for added responsibilities. In short, our ability to compete and to maximize profits would be compromised by the disclosure of such information.

While the Company has provided guidance to the financial markets regarding sales and EPS growth for the Company as a whole, the Company has never disclosed, and does not presently intend to disclose, guidance for operating profit for its individual business units. Our different restaurant concepts are subject to various risks and uncertainties including the price and availability of food and ingredients, construction costs and other costs that may vary significantly from concept to concept depending on the type of food provided (Red Lobster seafood, Olive Garden Italian, LongHorn steak), the size of the concept’s units and other factors. The Company has not provided operating profit projections for individual operating units because to do so would, among other things, provide competitors with substantial insights into the Company’s assessment of the relative prospects of its restaurant concepts, including the impact of rising food costs on each and expected trends in consumer tastes. Competitors might determine, for example, that we are targeting increased operating profit in a concept focusing on a particular type of food, and adjust their own menu offerings to increase choices in those same areas, thus competing more effectively with our restaurants.

The Company also could reassess its practice of providing forward-looking information to the financial markets, particularly in light of the potential use of such information by competitors. The Company does not provide range guidance on a quarterly basis, but only on an annual basis, and is under no obligation to do so at all. The Company could change its approach at any time, as it did, for example, when it recently changed its approach to releasing same-restaurant sales results. In the Fall of 2007, the Company discontinued its practice of issuing same-restaurant sales results each month, and now only does so quarterly in its quarterly earnings release. If the Company were to stop providing forward-looking sales and EPS guidance to the financial markets, the competitive harm resulting from providing that information in the proxy statement would be magnified, exacerbating the competitive risks to the Company and creating further investor confusion.

Finally, we do not believe that disclosure of projected future sales, EPS or business unit operating profit growth is necessary or material under Item 402(b) of Regulation S-K. This rule governing the compensation discussion and analysis (“CD&A”) does not explicitly require performance target disclosure. The rule requires companies to indicate how the registrant determines each element of pay, including what specific items of corporate performance are taken into account, but also states that the purpose of the CD&A is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements. As discussed above, the Company has identified each element of pay, including the items of corporate performance that are taken into account. The Company also has indicated whether the sales, EPS and operating profit targets were achieved for completed periods, which itself provides investors with a means of reviewing the connection between performance and compensation levels without the need for disclosure of the specific targets themselves. Materiality is necessarily a matter of “facts and circumstances,” but in the Company’s case, the fact that the fiscal 2007 EPS, sales growth and operating profit results were below threshold targets is a very strong indicator that the thresholds themselves are not easily achieved; disclosure of the specific targets themselves would not be material to reaching this conclusion.

While we do not intend to disclose specific performance targets in the proxy statement, we acknowledge your comments, and in future filings, will include enhanced disclosure regarding how difficult or how likely it would be for the Company or the named executive officer to achieve the undisclosed target levels. With respect to the business unit rating, we will repeat our disclosure that EPS, sales and operating profit growth for 2007 was below expectations, and will also indicate whether results for 2008 are above or below target, thus providing two years instead of just one year of historical information regarding the difficulty of achieving performance goals. We already indicated on page 30 of the Proxy Statement that: “The target percentages shown assume the achievement of financial and personal performance at levels that are considered challenging, competitively superior and aligned with our performance orientation.” In future filings, we will supplement this disclosure and state more explicitly that the targets established are intended to be “real” targets that serve as incentives for executives, as opposed to merely modest targets where achievement is relatively assured. The provision of historical results showing whether threshold targets were achieved should help reflect the “reality” of the Company’s targets. The Company also will provide further insight into the factors considered by the Committee prior to awarding of performance-based compensation, including analyses of these historical target results.

The Compensation Committee is not expected to establish performance targets for the Company’s upcoming 2009 fiscal year until June 2008. When it does so, it may re-examine the current compensation metrics used to determine annual incentive compensation for the named executive officers. The Compensation Committee believes that the current performance measures effectively align the economic interests of the Company, its stockholders and the named executive officers because of their relevance to the Company’s long-term business strategies. It may reassess that view, however, if it is required to include those measures in the proxy statement, since the harm that would result may be judged to outweigh the benefits of using such metrics.

The Company and the Compensation Committee appreciate the Staff’s comments, and are aware of the concerns the Staff has expressed to many companies regarding the disclosure of specific performance targets.

We hope that this letter has been responsive to the Staff’s comments. As previously requested, the Company once again acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please do not hesitate to contact the undersigned at 407-245-5286 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

Via Fax to Linda Cvrkel, Jeffrey Jaramillo and Daniel Morris

        at fax #202-772-9202

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